EXHIBIT 21.1

SUBSIDIARIES OF ENERGY PARTNERS, LTD.

SUBSIDIARY	STATE OR JURISDICTION OF INCORPORATION OR ORGANIZATION
EPL Pipeline, L.L.C.	Delaware
Nighthawk, L.L.C.	Louisiana
EPL of Louisiana, L.L.C.	Louisiana
Delaware EPL of Texas, LLC	Delaware
EPL Pioneer Houston, Inc.	Texas
EPL Nicaragua, Ltd.	Cayman Islands
EPL International, Ltd.	Cayman Islands